Exhibit 99.1

DRAGONWAVE ANNOUNCES DIRECTOR RESIGNATIONS

AND DELISTING FROM TSX AND NASDAQ

Ottawa, August 1, 2017 – DragonWave Inc. (TSX:DRWI)(NASDAQ:DRWI) (“DragonWave” or the “Company”) announces today that, effective immediately upon the appointment by the Ontario Superior Court of Justice of KSV Kofman Inc. as receiver (the “Receiver”) over the business and assets of the Company, each of Peter Allen, Claude Haw, Cesar Cesaratto and Lori O’Neill have resigned from the Company’s board of directors.

The Receiver has been advised that the Continued Listing Committee of the Toronto Stock Exchange (“TSX”) has determined to delist the Company’s common shares effective at the close of market on August 30, 2017. The Receiver, on the Company’s behalf, does not intend to appeal the decision.

In addition, NASDAQ Stock Market LLC (“Nasdaq”) has issued a notice to the Company indicating its decision to delist the Company’s common shares and to suspend trading in the common shares effective at the opening of business on August 2, 2017, unless the Company requests an appeal of that decision. The Receiver, on the Company’s behalf, does not intend to appeal the decision.

It is expected that the Company’s shares will remain suspended from trading on both the TSX and Nasdaq.

All Court materials filed in the Company’s receivership proceedings are available on the Receiver’s website at: http://www.ksvadvisory.com/insolvency-cases/dragonwave-inc/.

New contact information. All future enquiries about the Company and its activities should be directed to the Receiver. Contact details are provided below.

Forward-Looking Statements

This news release contains certain statements that constitute forward looking statements under applicable securities legislation. All statements other than statements of historical fact are forward looking statements. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only as of the date of this document and the Company does not undertake to publicly update these forward looking statements except in accordance with applicable securities laws. Forward looking statements, including without limitation, statements concerning the continued listing of the Company’s common shares on the TSX and Nasdaq and the ongoing operations of the Company are based on current expectations, estimates, projections and assumptions, which the Company believes are reasonable but which may prove to be incorrect and therefore such forward looking statements should not be unduly relied upon. These forward looking statements involve known and unknown risks, uncertainties which may cause actual results or performance to be materially different from any future results or performance expressed or implied herein. These risks, uncertainties and other factors relating to the Company include, but are not limited to, the level of indebtedness of the Company, the implementation and impact of obtaining any reorganization or restructuring of the assets, business and financial affairs of the Company, future cooperation of the creditors of the Company, the Company’s ability to generate sufficient cash flow from operations or to obtain adequate financing to fund capital expenditures and working capital needs and to meet the Company’s ongoing obligations during the receivership process and thereafter, the ability to maintain relationships with suppliers, customers, employees, shareholders and other third parties in light of the Company’s current liquidity situation and the receivership proceedings, as well as other general assumptions regarding, among other things: industry activity; the general stability of the economic and political environment; effect of market conditions on demand for the Company’s products; the ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the ability to operate its business in a safe, efficient and effective manner; the effect of current plans; the timing and costs of capital expenditures; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its products. Additional risks and uncertainties affecting the Company and its business and affairs are described in further detail under the heading “Risks and Uncertainties” in the Company’s Management’s Discussion & Analysis dated July 12, 2017 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov respectively. Although the Company believes that the expectations in such forward looking information are reasonable, there can be no assurance that such expectations shall prove to be correct. Any forward looking information included in this press release is expressly qualified in its entirety by this cautionary statement. Any forward looking information included herein is made as of the date of this news release and the Company assumes no obligation to update or revise any forward looking information to reflect new events or circumstances, except as required by law.

On behalf of DragonWave Inc. by KSV Kofman Inc. as receiver and receiver and manager of DragonWave Inc.

For further information, please contact: KSV Kofman Inc.;

Tel: 416 932 6031 (Andrew Edwards, aedwards@ksvadvisory.com or David Sieradzki, dsieradzki@ksvadvisory.com)